  EXHIBIT 99.3

Farmmi Reports Record Company First Half 2023

Revenue and Net Income

•	44% Increase in First Half 2023 Revenue Compared to First Half 2022
•	Over 54% of Revenue Generated from New Trading Segment
•	369% Increase in Net Income in First Half 2023 Compared to First Half 2022
•	$162 Million in Total Shareholders’ Equity as of March 31, 2023

LISHUI, China, August 31, 2023 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced its unaudited financial results for the six months ended March 31, 2023, with record revenue generated by new growth segments.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, commented, “We delivered record company revenue and net income in a very challenging supply chain and logistics environment while bolstering our cash balance to support our business expansion. We remain focused on our core agricultural segments, which we continue to view as long-term growth drivers due to our strong market position, global reach and multiple demand catalysts, including the increased adoption of fungi as part of a healthy diet and more nutritional cooking. As the hype around laboratory-engineered meat substitutes has died down, increasing numbers of people are turning to fungi, which taste great and are ideal to eat given they are a vitamin and nutritious dense, natural food. We are also pleased with the steady progress in our newer trading business, with the addition of new segments including tapioca and cornstarch, to our corn and cotton trading. We are building out a scalable platform in order to most efficiently match suppliers and customers. Given the new nature of this business it can be lumpy and less predictable but longer-term we believe it will become an even more important part of our business as we continue to focus on growth and building value for shareholders.”

Looking forward, Ms. Zhang added, “Through our dedicated efforts we have put the Company firmly on track for annual revenue growth in 2023. This is another important benchmark for us as we work to leverage our global brand and customer network to drive revenue growth. We have been executing in a difficult market environment, characterized by business closures, supply chain disruptions, and higher costs, which combined to create overall unfavorable headwinds for our business. Our efforts to expand into new revenue segments, including our trading business, present major long-term opportunities, which we fully expect to capitalize on, as we seek to overcome the headwinds. Our proven track record, extensive growth opportunities, fortified balance sheet and improving global economy add to our confidence as we move into the second half of 2023.”

Financial Highlights

	For the Six Months Ended March 31,
($ millions, except per share and percentage data)	2023	2022	Change
Revenues	$60.55	$42.14	43.7%
Gross profit	2.17	2.99	(27.4)%
Gross margin	3.6%	7.1%	(3.5	)pp*
Income (loss) from operations	$0.65	$(0.61)	206.1%
Net (loss) income	1.6	(0.6)	369.2%
Basic income (loss) per share	0.07	(0.03)	0.10
Diluted income (loss) per share	0.04	(0.03)	0.07

*Notes: pp represents percentage points

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Revenues

Total revenues for the six months ended March 31, 2023 increased by $18.4 million, or 43.7%, to $60.6 million from $42.1 million for the same period of last year, with the Company’s revenue derived from the following major product categories: Shiitake, Mu Er, other edible fungi and other agricultural products trading business, including tapioca, corn, cotton and cornstarch, whereby the company matches suppliers and customers. Growth in new products helped offset declines in sales of its more traditional fungi products due to pricing pressure and logistic challenges. Revenue from sales of tapioca increased 100% to $31.5 million from nil for the same period of last year. Revenue from sales of Shiitake decreased by $1.2 million or 11.7%, to $8.8 million for the six months ended March 31, 2023 from $10.0 million for the same period of last year. Revenue from sales of Mu Er decreased by $3.3 million, or 30.5%, to $7.5 million for the six months ended March 31, 2023 from $10.9 million for the same period of last year. Revenue from sales of cotton decreased by $8.4 million, or 81.6%, to $1.9 million for the six months ended March 31, 2023 from $10.3 million for the six months ended March 31, 2022. Revenue from sales of corn decreased by $0.9 million, or 8.6%, to $9.3 million for the six months ended March 31, 2023 from $10.2 million for the same period of last year. Revenue from sales of other edible fungi and other agricultural products decreased by $0.7 million, or 85.9%, to $0.1 million for the six months ended March 31, 2023 from $0.8 million for the same period of last year.

Cost of Revenues

Cost of revenues increased by $19.2 million, or 49.1%, to $58.4 million for the six months ended March 31, 2023 from $39.1 million for the same period of last year. The increase was mainly attributed by the cost of revenue associated with the new tapioca and cornstarch trading segments, which was partially offset by the decrease in sales volume of Mu Er.

Costs of revenues of tapioca were $31.4 million compared to nil for the same period of last year given it represents the addition of a new revenue stream with costs in support of the new business.

Cost of revenues of Shiitake decreased by $1.0 million, or 11.2%, to $7.7 million for the six months ended March 31, 2023 from $8.7 million for the same period of last year. Cost of revenue of Mu Er decreased by $2.9 million, or 30.8%, to $6.5 million for the six months ended March 31, 2023 from $9.5 million for the same period of last year. The decreases were primarily attributed by the decreases in sales volume.

Cost of revenue of cotton decreased by $8.3 million, or 81.4%, to $1.9 million for the six months ended March 31, 2023 from $10.2 million for the same period of last year. Cost of revenue of corn decreased by $0.8 million, or 7.4%, to $9.3 million for the six months ended March 31, 2023 from $10.1 million for the same period of last year. Both decreases primarily due to decreases in sales volumes and reduced costs in support of those newer businesses.

Cost of revenue of other edible fungi and agricultural products decreased by $0.6 million, or 88.1%, to $0.1 million for the six months ended March 31, 2023 from $0.7 million for the same period of last year, primarily due to decreased sales volumes.

Gross Profit

Overall gross profit decreased by $0.8 million, or 27.4%, to $2.2 million for the six months ended March 31, 2023 from $3.0 million in the same period of last year primarily due to product mix. Gross profit from sales of tapioca was $43,475 for the six months ended March 31,2023 from nil for the same period of last year. Gross profit from sales of Shiitake decreased by $0.2 million, or 15.1%, to $1.1 million for the six months ended March 31, 2023 from $1.3 million for the same period of last year. Gross profit from sales of Mu Er decreased by $0.4 million, or 28.6% to $1.0 million for the six months ended March 31, 2023 from $1.4 million for the same period of last year. Gross profit from sales of cotton decreased by $0.1 million, or 97.2%, to $2.5 thousand for the six months ended March 31, 2023 from $0.1 million for the same period of last year. Gross profit from sales of corn decreased by $0.1 million, or 104.1%, to negative $5.1 thousand for the six months ended March 31, 2023 from $0.1 million for the same period of last year. Gross profit from sales of other edible fungi and agricultural products decreased by $48,832, or 65.2%, to $26,110 for the six months ended March 31, 2023 from $74,942 for the same period of last year.

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Overall gross margin decreased by 3.5 percentage points to 3.6% for the six months ended March 31, 2023 from 7.1% for the same period of last year.

Operating Expenses

Selling and distribution expenses decreased by $75,199, or 59.1%, to $52,146 for the six months ended March 31, 2023 from $0.1 million for the same period of last year. The decrease was primarily due to a decrease in shipping expenses. General and administrative expenses decreased by $1.8 million, or 59.2%, to $1.3 million for the six months ended March 31, 2023 from $3.1 million for the same period of last year. The decrease was primarily attributable to the share-based compensation expenses of $2.0 million arising from restricted shares granted to certain employees for the six months ended March 31, 2022, while no such share-based compensation expenses for the six months ended March 31, 2023.

Interest income increased by $0.7 million to $0.8 million for the six months ended March 31, 2023, as compared to $71,814 for the same period of last year.

Net Income

As a result of the factors described above, net income was $1.6 million for the six months ended March 31, 2023, an increase of $2.2 million from a net loss of $0.6 million for the same period of last year.

Financial Condition

Total working capital as of March 31, 2023 was $144.7 million, with a cash balance of $69.4 million, total current assets of $156.6 million and current liabilities of $11.9 million.

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (Nasdaq: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. Farmmi sells its products both online and offline. For further information about the Company, please visit Farmmi’s website.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and our end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com

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